Filed pursuant to Rule 433
dated May 2, 2018
Relating to
Preliminary Pricing Supplement dated May 2, 2018
to Prospectus Supplement dated May 2, 2018 and
Prospectus dated November 17, 2017
Registration Statement No. 333-221639

Pricing Term Sheet for 4.05% Secured Medium-Term Notes, Series M, due May 1, 2048

PUBLIC SERVICE ELECTRIC AND GAS COMPANY (PSE&G)

Issuer: Public Service Electric and Gas Company
Trade Date: May 2, 2018

Original Issue Date/Settlement Date: May 4, 2018

Principal Amount: $325,000,000

Price to Public: 99.381% of Principal Amount, plus accrued interest, if any, from May 4, 2018 if settlement occurs after that date

Interest Rate: 4.05% per annum

Interest Payment Dates: May 1 and November 1, commencing November 1, 2018

Redemption: As specified in Preliminary Pricing Supplement dated May 2, 2018. Make Whole amount during the Make Whole Redemption Period to be determined at a discount rate equal to the Treasury Rate plus 15 basis points (0.15%).

Maturity Date: May 1, 2048

CUSIP: 74456QBV7

Joint Book-Running Managers:
BNP Paribas Securities Corp. ($45,500,000)

Citigroup Global Markets Inc. ($45,500,000)

Mizuho Securities USA LLC ($45,500,000)

RBC Capital Markets, LLC ($45,500,000)

BNY Mellon Capital Markets, LLC ($30,876,000)

CIBC World Markets Corp. ($30,876,000)

TD Securities (USA) LLC ($30,876,000)

Co-Managers:
Scotia Capital (USA) Inc. ($16,250,000)

U.S. Bancorp Investments, Inc. ($16,250,000)

Drexel Hamilton, LLC ($8,936,000)

MFR Securities, Inc. ($8,936,000)

Use of Proceeds: The issuer expects to use a portion of the net proceeds from the sale of the Secured Medium-Term Notes and the concurrent offering of $375 million aggregate principal amount of 3.70% Secured Medium-Term Notes, Series M due May 1, 2028, to repay its indebtedness outstanding under its commercial paper program. As of May 1, 2018, the issuer had approximately $480 million of indebtedness outstanding under its commercial paper program at an average interest rate of 2.26% per annum and with an average maturity of 17 days. The commercial paper was incurred to repay $400 million aggregate principal amount of 5.3% Secured Medium-Term Notes, Series E that matured on May 1, 2018, including accrued and unpaid interest thereon, and to support working capital needs.

The issuer has filed a registration statement (including a prospectus, a prospectus supplement and a preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the preliminary pricing supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you these documents if you request them by calling BNP Paribas Securities Corp. toll free at (800) 854-5674, Citigroup Global Markets Inc. toll free at (800) 831-9146, Mizuho Securities USA LLC toll free at (866) 271-7403 or RBC Capital Markets, LLC toll free at (866) 375-6829.